EXHIBIT 12.1
THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(Unaudited)

	For the Six Months Ended
	July 4, 2010	July 5, 2009
Earnings:

Income before income taxes	$331,229	$222,980

Add (deduct):
Interest on indebtedness	48,025	48,466
Portion of rents representative of the interest factor (a)	3,474	4,454
Amortization of debt expense	497	498
Amortization of capitalized interest	592	726
Adjustment to exclude noncontrolling interests in subsidiaries and income from equity investee	(4,596)	(3,316)

Earnings as adjusted	$379,221	$273,808

Fixed Charges:

Interest on indebtedness	$48,025	$48,466
Portion of rents representative of the interest factor (a)	3,474	4,454
Amortization of debt expense	497	498
Capitalized interest	1,004	1,291

Total fixed charges	$53,000	$54,709

Ratio of earnings to fixed charges	7.16	5.00

NOTE:

(a) Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.